Exhibit 3.2

FIRST AMENDMENT

TO THE

AMENDED AND RESTATED BYLAWS

OF

CITY OFFICE REIT, INC.

The Board of Directors of City Office REIT, Inc., a Maryland corporation (the “Corporation”), by resolutions duly adopted at a meeting duly called and held on March 19, 2015, approved and adopted the following amendments to the Amended and Restated Bylaws of the Corporation (the “Bylaws”) to be effective as of March 19, 2015:

1.	Section 12 of Article II of the Bylaws is hereby amended by deleting it in its entirety and replacing it with the following new Section 12 of Article II:

“Section 12. CONTROL SHARE ACQUISITION ACT. Notwithstanding any other provision of the Charter or these Bylaws, Subtitle 7 of Title 3 of the Maryland General Corporation Law, or any successor statute (the “MGCL”), shall not apply to any acquisition by any person of shares of stock of the Corporation. This Section 12 of Article II may not be amended, altered or repealed, in whole or in part, unless such amendment, alteration or repeal is first approved by the affirmative vote of at least a majority of the votes cast on the matter by stockholders of the Corporation entitled to vote generally in the election of directors.”

2.	Article XIV of the Bylaws is hereby amended by adding the following sentence at the end of the existing Article XIV:

“In addition, and notwithstanding the first sentence of this Article XIV, any amendment, alteration or repeal of Section 12 of Article II of these Bylaws shall be subject to any stockholder approval requirement as may be set forth therein.”